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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 5)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EXEGENICS INC.
(NAME OF SUBJECT COMPANY)

EXEGENICS INC.
(NAME OF PERSON FILING STATEMENT)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

301610 (COMMON STOCK)
(CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
(CUSIP NUMBER OF CLASS OF SECURITIES)

RONALD L. GOODE, PH.D.
EXEGENICS INC.
2110 RESEARCH ROW
DALLAS, TEXAS 75235
(214) 358-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
THE PERSON FILING STATEMENT)

COPY TO:

JOEL I. PAPERNIK, ESQ.
MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
666 THIRD AVENUE
24TH FLOOR
NEW YORK, NEW YORK 10017
(212) 935-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 12, 2003 (the "Schedule 14D-9"), by eXegenics Inc., a Delaware corporation ("eXegenics"), relating to the tender offer made by EI Acquisition Inc., (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Foundation Growth Investments LLC, a Delaware limited liability company and a private investment fund, as set forth in a Tender Offer Statement filed by the Purchaser on Schedule TO, dated May 29, 2003 (as subsequently amended, the "Schedule TO"), for all of the issued and outstanding common stock, par value $0.01 per share, of eXegenics, and issued and outstanding Series A convertible preferred stock, par value $0.01 per share of eXegenics (together, the "Shares"), at a price of $0.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 3 of the Schedule 14D-9 is hereby amended to add the following:

          On August 1, 2003, eXegenics issued a press release announcing that on July 31, 2003, eXegenics received an amendment to the Purchaser's unsolicited tender offer extending the expiration date of the unsolicited tender offer until 12:00 Midnight, New York City time, on Friday, August 15, 2003. The press release also announced that the Purchaser's offering price to purchase all of the Shares was increased from $0.37 per Share to $0.51 per Share, net to the seller in cash. A copy of the press release is filed herewith as Exhibit 13 and incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

        Item 8 of the Schedule 14D-9 is hereby amended to add the following:

          On July 29, 2003, eXegenics issued a joint press release with AVI BioPharma, Inc. ("AVI") announcing the commencement of the AVI exchange offer. A copy of the press release is filed as Exhibit 12 and incorporated herein by reference.

        The information set forth in Exhibits 12 and 13 is incorporated herein by reference.

ITEM 9. EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by adding the following thereto:

EXHIBIT NO.

Exhibit 12.	Press Release issued by eXegenics and AVI on July 29, 2003, incorporated herein by reference to Exhibit 12 to Amendment No. 1 to the Schedule 14-9 filed on July 29, 2003, with respect to the AVI exchange offer.
Exhibit 13.	Press Release issued by eXegenics on August 1, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXEGENICS INC.
By:	/s/ RONALD L. GOODE Ronald L. Goode Chairman, Chief Executive Officer and President

Dated: August 1, 2003

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  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. EXHIBITS.
SIGNATURE